UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

WOODLAND HOLDINGS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	80-0379897
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13101 Preston Road Suite 510, Dallas, Texas	75240
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code)	(888) 837-3910

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	OTC QB

____________________________	____________________________

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value
(Title of class)

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  Business

Overview and Plan of Operation

Company History

CornerWorld Corporation (“CWC”) was incorporated on November 9, 2004, in the State of Nevada. Effective May 2007,  CWC changed its name to CornerWorld Corporation  The purpose of this Registration Statement on Form 10 is to register the common stock of CWC’s wholly owned subsidiary, Woodland Holdings Corporation for the purpose of effectuating a spin-off of Woodland Holdings Corporation from CWC’s operations.  Woodland Holdings Corporation (hereinafter referred to as “Woodland”, the “Company”, “we” “our” or “us”) was incorporated on January 21, 2009, in the State of Delaware.  Our principal executive offices are located at 13101 Preston Road, Suite 510, Dallas, Texas 75240. Our telephone number is (888) 837-3910 and our fiscal year-end is December 31 having recently been changed; prior to December 31, 2013, our fiscal year ended April 30.

The Company was formerly a wholly owned subsidiary of CWC.  The Company is being spun off, pursuant to SEC Staff Legal Bulletin No. 4, to CWC’s existing shareholders in their pro-rata ownership percentages to enable CWC to effectuate a merger with an unrelated company whose focus will be on altogether different lines of business.  See also Item 2 Management’s Discussion and Analysis for more details with respect to the spinoff.  Woodland continues to be a marketing and technology services company creating opportunities from the increased accessibility of content across mobile and internet platforms. The Company conducts its business through its main operating subsidiaries as described below.

The Company pays its employees through its wholly owned subsidiary, CornerWorld, Inc. (“CornerWorld”).  The Company provides certain marketing services through its operating subsidiary Enversa Companies LLC, a Texas limited liability company (“Enversa”).  Enversa is a technology-oriented direct response marketing company. Using its proprietary technology, Enversa identifies qualified leads for advertisers thereby connecting them with potential consumers. Enversa utilizes a pay-for-performance pricing model which is very appealing to clients because it ensures that they are billed solely for campaign performance. Enversa also provides search engine optimization services (“SEO”), domain leasing and website management services on a recurring monthly basis.

The Company provides telecommunications services through its wholly-owned subsidiary, Woodland Holdings Corp. (“Woodland Holdings”).  Woodland Holdings was the owner of S Squared, LLC, doing business in the state of Texas as “Ranger Wireless LLC” (“Ranger”).  The Company sold Ranger on September 30, 2013.

Woodland Holdings also provides telephony and internet services through its subsidiaries Phone Services and More, L.L.C., doing business as Visitatel (“PSM”) and T2 Communications, L.L.C. (“T2”).  As a provider of Internet and VoIP services, T2 delivers leading-edge technology to business and residential customers in Michigan and Texas. Offerings include: phone lines, internet connections, long distance and toll-free services. T2 is a Competitive Local Exchange Carrier (CLEC).  PSM, also a CLEC, holds an FCC 214 License as a wholesale long distance service provider to the carrier community and large commercial users of transport minutes.

Business Segments

Our business consists primarily of two integrated business segments: (i) marketing services and (ii) telecommunications services. Our marketing services segment is comprised of Enversa and its subsidiaries. Our telecommunications services segment consists of the T² and PSM. Our corporate administrative functions are tracked separately and the associated costs are not pushed down to the operating segments. For financial information relating to our business segments, please see “Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Item 13, Financial Statements and Supplementary Data.”

Regulatory Matters

Portions of our operations, particularly our telecommunications services, are highly regulated and subject to a variety of federal and state laws, including environmental laws, which require that we obtain various licenses, permits and approvals. We must obtain and maintain various federal, state and local governmental licenses, permits and approvals in order to provide our services. We believe we are in material compliance with all applicable licensing and similar regulatory requirements.

Employees

As of December 31, 2013, we had nine full-time employees. None of these employees are represented by collective bargaining agreements and the Company considers it relations with its employees to be good.

Corporate Information

Woodland Holdings Corporation is a Delaware corporation with principal executive offices located at 13101 Preston Road, Suite 510, Dallas, Texas 75240. Our website address is www.cornerworld.com. We make available on our website, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and any amendments to such reports, as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC.

ITEM 1A.  Risk Factors

Not applicable for a smaller reporting company.

ITEM 2.  Financial Information and Management’s discussion and Analysis of Financial Condition and Results of Operations

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The consolidated statements of operations data for the eight-month period ended December 31, 2013 and the fiscal years ended April 30, 2013 and 2012 as well as the balance sheet data at December 31, 2013 and April 30, 2013 are derived from our audited consolidated financial statements which are included elsewhere in this Registration Statement on Form 10.  At the time of this filing, the Company had not yet completed its audits of its financial statements for the year ended December 31, 2014 as such financial statements are not due to be filed until March 31, 2015.  Accordingly, interim unaudited financial results as of and through the nine month periods ended September 30, 2014 and 2013, which are unaudited, have been included.  The historical results are not necessarily indicative of results to be expected for future periods.

Consolidated Statements of Operations Data (prior periods have been restated to reflect the impact of discontinued operations):

	For the Nine- Month Period Ended September 30,	For the Eight- Month Period Ended December 31,	For the Nine- Month Period Ended September 30,	For the Year Ended April 30,
	2014	2013	2013	2013	2012
	(unaudited)		(unaudited)
Revenue	$705,689	$673,954	$868,480	$1,925,734	$4,538,714
Costs of goods sold	406,177	271,356	370,647	722,398	1,920,832
Gross profit	299,512	402,598	497,833	1,203,336	2,617,882

Total operating expenses	1,147,345	860,143	2,052,789	3,174,163	5,117,206
Loss from operations	(847,833)	(457,545)	(1,554,956)	(1,970,827)	(2,499,324)
Other income (expense), net	(23,421)	(285,332)	(852,712)	(792,457)	(245,920)
Income taxes	—	—	—	—	—
Loss from continuing operations	(871,254)	(742,877)	(2,407,668)	(2,763,284)	(2,745,244)
Income from discontinued operations, net of tax	—	538,568	842,277	1,401,050	640,197
Gain from discontinued operations, net of tax	—	2,788,543	1,988,543	—	—
Net income (loss)	$(871,254)	$2,584,234	$423,152	$(1,362,234)	$(2,105,047)

Basic loss per share from continuing operations	$0.00	$0.00	$(0.02)	$(0.02)	$(0.02)
Basic earnings per share from discontinued operations	$0.00	$0.02	$0.02	$0.01	$0.01
Basic earnings (loss) per share	$0.00	$0.02	$0.00	$(0.01)	$(0.01)
Diluted loss per share from continuing operations	$0.00	$0.00	$(0.01)	$(0.02)	$(0.02)
Diluted earnings per share from discontinued operations	$0.00	$0.02	$0.02	$0.01	$0.01
Diluted earnings (loss) per share	$0.00	$0.02	$0.00	$(0.01)	$(0.01)
Basic weighted average number shares outstanding	161,524,016	157,070,847	157,264,253	152,390,521	147,324,142
Diluted weighted average number shares outstanding	161,524,016	163,204,253	163,397,659	152,390,521	147,324,142

Consolidated Balance Sheet Data:

	September 30,	December 31,	April 30,
	2014	2013	2013	2012
	(unaudited)
Cash and cash equivalents	$166,762	$857,954	$1,150,880	$890,415
Total assets	$332,054	$1,177,661	$7,966,033	$10,384,652
Long-term obligations	$211,498	$239,373	$193,801	$236,187
Total stockholders’ equity (deficit)	$(680,226)	$182,263	$(2,418,750)	$(2,685,503)

Management’s discussion and Analysis of Financial Condition and Results of Operations

Introduction

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

Overview

Woodland is a marketing and technology services company providing services for the increased accessibility of content across mobile and Internet platforms. The Company is a holding company whose wholly owned subsidiaries operate in two rapidly changing business segments: marketing services and communication services.

Originally a development stage company, the Company has completely evolved into a fully integrated telecommunications and marketing services company. Since completing the integration of our two segments, we have developed a consistent revenue stream and gross margins that support our administrative and operating costs.

Our marketing services segment includes Enversa and all its subsidiaries. Enversa is an interactive media company with a focus on marketing to generate qualified leads (consumers) for its customers. In addition, Enversa provides SEO services, domain leasing and website management services on a recurring monthly basis. We believe the marketing industry will continue to trend toward digital and social media as well as search retargeting and we are attempting to position our marketing services segment to address the rapidly changing needs of our customers.

Our key assets in our communication services segment are our CLEC’s and their respective licenses.

Spin-Off

As previously discussed, the Company was originally a wholly owned subsidiary of CWC, a Nevada corporation publicly traded on the OTCQB exchange.  On November 5, 2014, CWC announced that it had signed a non-binding letter of intent (the “LOI”) to merge its interests with Ft. Lauderdale, Florida based Neogenix LLC, DBA Ogenix (“Ogenix”).  As discussions with Ogenix shareholders progressed, all parties determined that, due to the significant differences in the Company’s operations and corporate needs as compared to those of Ogenix, the most efficient way to effectuate the merger would be to spin-off all of the operations of the Company consistent with the criterion established by SEC staff legal bulletin No. 4.

Accordingly, this Registration Statement on Form 10 includes all the accounts of the Company’s previous parent CWC as well as all of the Company’s subsidiaries, all of which are to be spun off.  The financial information for the Company is identical to that of its consolidated former parent, CWC.

Eight Months ended December 31, 2013 Highlights

•	We sold Ranger, our largest asset.

•	We paid off substantially all of our secured debt and settled certain long-outstanding payables.

•

We received approval from the US Trademark and Patent office for our TinyDial mobile technology application.  We also continued developing TinyDial and it was accepted into both the iPhone and android mobile app stores just subsequent to year end.

Critical Accounting Policies

Use of Estimates

In preparing our consolidated financial statements, we make estimates, assumptions and judgments that can have a significant effect on our revenues, income (loss) from operations, and net income, as well as on the value of certain assets on our consolidated balance sheet. We believe that there are several accounting policies that are critical to an understanding of our historical and future performance as these policies affect the reported amounts of revenues, expenses and significant estimates and judgments applied by management. While there are a number of accounting policies, methods and estimates affecting our consolidated financial statements, areas that are particularly significant include allowance for doubtful accounts, recoverability of long-lived assets (including goodwill), revenue recognition and stock-based compensation. In addition, please refer to Note 1 to the accompanying consolidated financial statements for further discussion of our accounting policies.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on an estimate of buckets of customer accounts receivable, stratified by age, that, historically, have proven to be uncollectible; in addition, in certain cases, the allowance estimate is supplemented by specific identification of larger customer accounts and our best estimate of the likelihood of potential loss, taking into account such factors as the financial condition and payment history of major customers. We evaluate the collectability of our receivables at least quarterly. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The differences could be material and could significantly impact cash flows from operating activities.

Impairment of Long-Lived Assets

The Company’s management assesses the recoverability of its long-lived assets by determining whether the depreciation of long-lived assets over their remaining lives can be recovered through projected undiscounted future cash flows. The amount of long-lived asset impairment is measured based on fair value and is charged to operations in the period in which long-lived asset impairment is determined by management.

Revenue Recognition

It is the Company’s policy that revenue from product sales or services will be recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”), which superseded Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB No. 101”). SAB No. 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company will defer any revenue for which the product was not delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required.

Stock-Based Compensation

The Company accounts for awards made under its two stock-based compensation plans pursuant to the fair value provisions of ASC No. 718. ASC No. 718 requires the recognition of stock-based compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. ASC No. 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company accounts for stock-based compensation in accordance with ASC No. 718 and estimates its fair value based on using the Black-Scholes option valuation model.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. This model also requires the input of highly subjective assumptions including:

(a)	The expected volatility of our common stock price, which we determine based on comparable companies;

(b)	Expected dividends (which does not apply, as we do not anticipate issuing dividends);

(c)	Expected life of the award, which is estimated based on the historical award exercise behavior of our employees; and

(d)	The risk-free interest rate which we determine based on the yield of a U.S. Treasury bond whose maturity period equals the options expected term.

These factors could change in the future, affecting the determination of stock-based compensation expense in future periods. In the future, we may elect to use different assumptions under the Black-Scholes valuation model or a different valuation model, which could result in a significantly different impact on our net income or loss.

The Company’s determination of fair value of share-based payment awards is made as of their respective dates of grant using the Black Scholes option valuation model. Because the Company’s options have certain characteristics that are significantly different from traded options, the Black Scholes option valuation model may not provide an accurate measure of the fair value of the Company’s options. Although the fair value of the Company’s options is determined in accordance with ASC No. 718, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.  The Company currently has no options issued or outstanding and has no stock option plans.

Recent Accounting Pronouncements

There were various accounting standards and interpretations issued during the eight-month period ended December 31, 2013, none of which are expected to have a material impact on the Company’s consolidated financial position, operations, or cash flows.

Comparison of the Eight Months Ended December 31, 2013 to the Eight Months Ended December 31, 2012

Consolidated Woodland Holdings Corporation

Revenues

We had revenues totaling $673,954 for the eight-month period ended December 31, 2013 as compared to $1,508,517 for the corresponding period in the prior year. The decrease of $834,563, or 55.3%, is primarily due to revenue decreases in our marketing services segment resulting from the deterioration of the market for lead generation in the for-profit education space.

Depreciation and Amortization

Depreciation and Amortization expenses totaled $33,755 for the eight-month period ended December 31, 2013 as compared to $48,964 for the corresponding eight-month period ended December 31, 2012. The decrease of $15,209 is due to the fact that several of our larger telecommunications fixed assets have become fully depreciated.

Loss from Continuing Operations Before Taxes

Loss from Continuing Operations Before Taxes totaled $742,877 for the eight-months ended December 31, 2013 as compared to $1,318,956 for the corresponding period in the prior year. The improvement of $576,079 is primarily due to reductions in interest expenses and SG&A at corporate, as well as the discounted settlement of certain large outstanding payables and the elimination of amortization expenses.

Net Income (Loss)

Net Income totaled $2,584,234 for the eight-months ended December 31, 2013 as compared to a net loss of $260,532 for the corresponding period in the prior year. The improvement of $2,844,766 is primarily due to the gain recognized on the divestiture of our Ranger asset.

Marketing Services

Revenues

Our marketing services segment had revenues totaling $592,756 for the eight-month period ended December 31, 2013 as compared to $1,386,545 for the corresponding eight-month period ended December 31, 2012. This decrease of $793,789 or 57.2% is due to the deterioration in the for-profit educational lead generation space and significant ongoing challenges and customer churn in our search engine optimization and website leasing businesses.

Depreciation and Amortization:

Our marketing services segment had depreciation expenses totaling $3,368 for the eight-month period ended December 31, 2013 as compared to $4,122 for the corresponding eight-month period ended December 31, 2012. The decrease was due to more fixed assets becoming fully depreciated and the write-down of certain fixed assets related to our Gulf subsidiary.

Income from Continuing Operations Before Taxes and Net Income:

Income from Continuing Operations Before Taxes and Net Income totaled $1,770 for the eight-months ended December 31, 2013 as compared to Income from Continuing Operations Before Taxes and Net Income of $523,636 for the corresponding period in the prior year. The decrease is due to the aforementioned reduction in revenue.

Telecommunications Services

Revenues:

Our telecommunications services segment had revenues totaling $81,198 for the eight-month period ended December 31, 2013 as compared to $121,972 for the corresponding eight-month period ended December 31, 2012. This decrease is due to experienced increased churn in our CLEC as the Company ceased investing resources in that division.

Depreciation and Amortization:

Our telecommunications services segment had depreciation and amortization expenses totaling $10,474 for the eight-month period ended December 31, 2013 versus $12,266 for the corresponding period in 2012.  The decrease is due to more of our telecom assets becoming fully depreciated.

Loss from Continuing Operations Before Taxes:

Loss from Continuing Operations Before Taxes totaled $162,887 for the eight-months ended December 31, 2013 as compared to $283,626 for the corresponding period in the prior year. The improvement of $120,739 is primarily due to cost cutting measures with respect to selling, general and administrative expenses.

Net Income:

Net Income totaled $2,979,960 for the eight-month period ended December 31, 2013 as compared to $1,075,823 for the corresponding period in the prior year. The improvement of $1,904,137 is primarily due to the gain recognized on the divestiture of our Ranger asset.

Corporate

Loss Before Continuing Operations:

Loss before continuing operations totaled $581,760 for the eight-month period ended December 31, 2013 as compared to $1,558,966 for the corresponding eight-month period ended December 31, 2012. This decrease of $977,206 or 62.7% is due to across the board reductions in rent, utilities and headcount, the biggest reduction being the elimination of the position of president and the associated salary burden.

Liquidity and Capital Resources

As of December 31, 2013, we had positive working capital totaling $374,150 including cash of $857,954.

As previously noted, on September 30, 2013, the Company sold Ranger to an unrelated third party for $7.5 million plus an $800,000 contingent receivable; the contingency was met in November and the Company received $800,000 on November 6, 2013.  As a result of the sale of Ranger, the Company was able to retire the notes payable, accrued interest and any accrued penalties to Emerald Crest Capital (the “Senior Lender”), IU Holdings, LP (“IUH”), IU Investments, LLC (“IUI”) and Ned Timmer (“Timmer”) (IUH, IUI and Timmer collectively the “Paid-in-Full Junior Lenders”).  In addition, the Company was able to pay off the warrant which the Senior Lender could have put to the Company for $1.0 million on March 30, 2014.  As a result of the sale of Ranger and the respective payoff of the Senior Lender and the Paid-in-Full Junior Lenders, the Company’s only remaining secured debt is the note payable to the Company’s CEO, Scott Beck (the “CEO Note”).  No principal or interest payments are due on the CEO Note until May 31, 2014. Mr. Beck also took a significant salary reduction from $250,000 per annum to $18,000 per annum, as a result of the November 1, 2013 amendment to his employment contract.

Our investing activity for the eight-months ended December 31, 2013, totaled $8,293,938 which consisted almost entirely of proceeds received from the divestiture of our Ranger assets.

Our financing activities for the eight-months ended December 31, 2013 totaled $8,007,632 which enabled the Company to completely pay off the Senior Lender as well as the Paid-in-Full Junior Lenders as a result of the sale of Ranger.  The Company also paid $249,000 of investment banking fees related to the divestiture of the Ranger assets.

We have no other bank financing or other external sources of liquidity and we source all of our liquidity through our operations.  However, now that we have sold our largest asset, there can be no assurance that, going forward, our operations will generate positive operating cash flow. However, as a result of the sale of Ranger, the Company believes it has enough cash left over to sustain operations in excess of one year.

As previously noted, the Company’s marketing revenues have been adversely impacted by industry forces. The marketing services division continues to be adversely affected by the deterioration in the for-profit educational lead generation space while simultaneously experiencing significant ongoing challenges and customer churn in our search engine optimization and website leasing businesses. Upon its expiration on September 15, 2013, the Company elected to not renew the employment contract of its former president, Marc Pickren. Mr. Pickren’s employment was subsequently terminated on October 8, 2013 and he has not been replaced; both the Company and Enversa have eliminated the position of President.

The Company cannot be certain how much further its marketing services revenues could deteriorate and we will most likely need to obtain additional capital in order to further expand our operations. We are currently investigating other financial alternatives, including additional equity and/or debt financing. In order to obtain capital, we may need to sell additional shares of our common stock or borrow funds from private lenders. However, there can be no assurance that any additional financing will become available to us, and if available, that such financing will be on terms acceptable to us.

Contractual Obligations

The following table presents our contractual obligations as of December 31, 2013:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Notes payable to related parties	$338,958	$101,968	$236,990	$—	$—
Operating and capital leases	91,136	43,059	48,077	—	—
Total	$430,094	$145,027	$285,067	$—	$—

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Inflation

We believe that, for the eight-month period ended December 31, 2013, inflation has not had a material effect on our operations.

ITEM 3.  Properties

The Company currently leases office space consisting of approximately 3,680 square feet. This office space is located in Dallas, Texas and the lease expires May 31, 2016.

ITEM 4.  Security Ownership of Certain Beneficial Owners and Management

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

As previously noted, 100% of the Company’s outstanding shares are owned by its former parent company, CWC.  As of the effective date of the aforementioned spin-off, CWC’s current shareholders will receive pro-rata shares in the ownership in the Company.  Accordingly, the table below sets forth, as of December 31, 2014 (except where otherwise noted), certain information with respect to shares beneficially owned by (i) each person who is known by CWC to be the beneficial owner of more than five percent of CWC’s outstanding shares of Common Stock, (ii) each of the Company’s Directors, (iii) each of the executive officers and (iv) all current Directors and executive officers as a group. Once this registration statement becomes effective and the spin-off is completed, the table below will closely approximate the pro-rata distribution of the Company’s shares.

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within sixty (60) days of the date as of which the information is provided; in computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person’s actual voting power at any particular date. As of December 31, 2014, the Directors and executive officers of the Company held a total of 63,125,730 shares of Common Stock entitled to vote, representing 38.7% of the then outstanding shares of Common Stock.

Beneficial Owner	Amount of Common Stock Beneficially Owned as of December 31, 2014 (1)	Percentage of Common Stock Outstanding (1)

Executive Officers and Directors (2)
Scott Beck	56,787,044	34.9%
Marc Blumberg	3,138,686	1.9%
V. Chase McCrea III (3)	3,200,000	2.0%
All executive officers and directors as a group (consisting of 3 individuals)	63,125,730	38.7%

Other 5% stockholders:
IU Holdings II, LP (4)	58,314,132	37.1%
Total Executive Officers, Directors and Affiliates (2)	121,439,862	74.2%

(1)

The number of shares of Common Stock outstanding as of December 31, 2014 was 162,937,110. The number of beneficially owned shares includes 200,000 shares issuable pursuant to stock options that may be exercised within sixty (60) days after December 31, 2014.

(2)

Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the officers and Directors named in the table have sole voting and investment power with respect to all shares of Common Stock. Unless otherwise indicated, the business address of each beneficial owner listed is 13101 Preston Road, Suite 510, Dallas, Texas 75240.

(3)	Includes 200,000 shares issuable upon exercise of stock options exercisable or that vest within 60 days of December 31, 2014.

(4)

The business address of this entity is 5005 LBJ, Freeway, Suite 370 Occidental Tower Management, Dallas, TX 75244.  See “Certain Relationship and Related Transactions” below for additional information regarding this entity.

ITEM 5.  Directors and Officers

The Company currently has two Directors. The term of each Director expires at the Company’s annual meeting each year. The persons whose names are listed below will serve until the Annual Meeting in 2015 or until his successor has been elected and qualified.  Our Board of Directors is not currently divided into classes.

Name of Director	Age	Positions with CornerWorld Since
Scott N. Beck	41	Chief Executive Officer, Chairman and Director, 2007
Marc Blumberg	42	Director, 2008

Scott N. Beck was appointed Chairman and Chief Executive Officer of CWC after founding CWC in 2007.  Prior to founding CWC, from 2004 to present, Mr. Beck has served as Chairman and President of Beck Ventures, a venture capital firm that he founded.  Prior to founding Beck Ventures, Mr. Beck worked as an Associate Vice-President at JP Morgan Chase and Co’s Lab Morgan where he focused on new business formation and corporate strategy for the bank globally. Prior to joining JP Morgan Chase, Mr. Beck was a member of SG Cowen’s Leveraged Finance Group, where he provided support to clients who access the high yield and leveraged finance capital markets. Preceding SG, Mr. Beck was a senior auditor at Ernst and Young LLP. Mr. Beck received a Masters of Accounting from the Kozmetsky School of Business at the University of Texas at Austin where he completed his B.B.A. Mr. Beck is a member of the Board of Directors of United Texas Bank and is President of Beck Properties Trophy Club. The Board of Directors has determined that Mr. Beck’s prior experience working as an investment banker on Wall Street with both high-tech and public companies make him uniquely qualified to serve as the Chairman of CornerWorld.

Marc Blumberg was appointed Director subsequent to CWC’s August 27, 2008 acquisition of Enversa Companies LLC (“Enversa”).  Mr. Blumberg currently is the co-owner and co-founder of Chooze shoes, an entity that is taking advantage of the highly lucrative children’s apparel market.  Mr. Blumberg had previously been with imc2 from 1997 to 2013 where he served as their President. At imc2, he led their clients in developing innovative and effective marketing strategies.  Mr. Blumberg helped build the company from six to a staff of over 500 people providing services to Procter & Gamble, The Coca-Cola Company, and GlaxoSmithKline. Before joining imc2, Mr. Blumberg was a strategy consultant for Gemini Consulting’s MAC Group and for the New England Consulting Group. Mr. Blumberg has spent his professional career consulting with FORTUNE 500 companies. He holds a Bachelor of Science in Economics from the University of Pennsylvania’s Wharton School of Business. The Board of Directors has determined that Mr. Blumberg’s joint experience with imc2 and serving as a consultant to FORTUNE 500 companies adequately qualifies him to serve on the Board of Directors.

The business and affairs of the Company are managed under the direction of the Board of Directors. The Board believes that good corporate governance is a critical factor in achieving business success and in fulfilling the Board’s responsibilities to stockholders. The Board believes that its practices align management and stockholder interests. Highlights of our corporate governance practices are described below.

Additional Executive Officers

V. Chase McCrea III, age 46, has served as our Chief Financial Officer since his appointment September 18, 2009.  Mr. McCrea is a CPA with over 20 years of experience working with and for public companies serving in a variety of capacities.  Until July 2007, Mr. McCrea had served as the Interim Chief Financial Officer and Vice President of Finance of Home Solutions of America, Inc., a publicly traded construction concern. Prior to that, he worked as the Director of Finance for Penson Worldwide, Inc., an international securities clearing firm dating to the summer of 2006, and also as a Manager of SEC Reporting for chemical giant Celanese dating to the summer of 2005. For several years prior to 2005 Mr. McCrea had served as the Director of SEC Reporting for technology company DG Systems (the predecessor company to DG/FastChannel, Inc.) as well as serving as the Director of Finance for approximately five years for a telecommunications provider. Mr. McCrea’s experience includes over eight years working for Big Four accounting firms, where he attained the level of assurance manager. Mr. McCrea holds a Bachelor’s of Science in Accounting from the highly regarded accounting school at the University of Southern California.

Code of ethics

The Company has not currently adopted a code of ethics.

Director Independence

Our common stock is anticipated to be quoted on the OTCQB as of the effective date of this Registration Statement on Form 10.  It will not be listed on the NASDAQ Stock Market or any other national securities exchange. Accordingly, we are not currently subject to the NASDAQ continued listing requirements or the requirements of any other national securities exchange. Nevertheless, in determining whether a director or nominee for director should be considered “independent” the board utilizes the definition of independence set forth in Rule 5605(a)(2) of the NASDAQ Marketplace Rules. The Company currently does not have an independent director.

Board Meetings

The Board of Directors of the Company’s parent Company, CWC, held one meeting during the eight-month period ended December 31, 2013.  Mr. Beck and Mr. Blumberg both attended the meeting.  Directors receive no compensation for meeting attendance.

Board Committees

We do not have an audit, nominating or compensation committee. Due to the small size of the Board of Directors, at this time we do not intend to establish either an audit committee or a compensation committee of our Board of Directors. When we do ultimately establish these committees, we envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and our system of internal controls. The compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.  We do not have an audit committee financial expert on our Board because we do not have an audit committee.

Board Structure

Our Board has not chosen to separate the positions of Chief Executive Officer and Chairman of the Board in recognition of the fact that our operations are sufficiently limited that such separation would not serve any useful purpose. Our Chairman and Chief Executive Officer is responsible for setting the strategic direction for our Company and for the day-to-day leadership of our Company, as well as setting the agenda for Board meetings and presiding over meetings of the full Board.

Role of Board in Risk Oversight Process

Management is responsible for the day-to-day management of risk and for identifying our risk exposures and communicating such exposures to our Board. Our Board is responsible for designing, implementing and overseeing our risk management processes. The Board does not have a standing risk management committee, but administers this function directly through the Board as a whole. The whole Board considers strategic risks and opportunities and receives reports from its officers regarding risk oversight in their areas of responsibility as necessary. We believe our Board’s leadership structure facilitates the division of risk management oversight responsibilities and enhances the Board’s efficiency in fulfilling its oversight function with respect to different areas of our business risks and our risk mitigation practices.

Communications with the Board of Directors

Stockholders with questions about the Company are encouraged to contact the Company by sending communications to the attention of the Chief Executive Officer at 13101 Preston Road Suite 510, Dallas Texas 75240.  If stockholders feel that their questions have not been sufficiently addressed through communications with the Chief Executive Officer, they may communicate with the Board of Directors by sending their communications to the Board of Directors, c/o the Chief Executive Officer at the same address.

ITEM 6.  Executive Compensation

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation earned by our Chief Executive Officer, our President, who had previously served as our Chief Marketing Officer, and our Chief Financial Officer for the last three fiscal years.  We do not have any other executive officers who were awarded, earned or were paid over $100,000.

Name and principal position (a)	Period (b)	Salary ($)(c)	Bonus ($)(d)	Stock Awards ($)(e)(4)	Option Awards ($)(f)(5)	All Other Compensation ($)(i)	Total ($)(j)
Scott N. Beck, Chairman of the Board of Directors, Chief Executive Officer	2014(1)	23,000(6)	—	—	—	—	23,000
	2013(2)	138,417(6)	—	—	—	—	138,417
	2013(3)	250,000	—	—	—	—	250,000

Marc A. Pickren, President, previously Chief Marketing Officer	2014(1)	—	—	—	—	—	—
	2013(2)	108,202(7)	—	—	—	—	108,202
	2013(3)	220,000	—	—	—	—	220,000

V. Chase McCrea III, Chief Financial Officer	2014(1)	165,000	3,000(8)	—	—	—	168,000
	2013(2)	116,875	41,250(8)	—	—	—	158,125
	2013(3)	165,000	27,514(8)	—	—	—	192,514

(1)	Amounts in this row are for the year ended December 31, 2014.

(2)	Amounts in this row are for the eight-month period ended December 31, 2013.

(3)	Amounts in this row are for the twelve-month period ended April 30 of the respective year

(4)

The amounts in column (e) reflect the dollar amount recognized for financial statement reporting purposes for the applicable fiscal year, in accordance with ASC Topic 718 (formerly FAS 123[R]) of stock awards granted to each named executive officer, and therefore include amounts from awards granted in and prior to the applicable fiscal year. Assumptions used in the calculation of this amount are included in Note 8 to the Company’s audited consolidated financial statements for the eight-month period ended December 31, 2013 included in this Transition Report on Form 10-K.

(5)

The amounts in column (f) reflect the dollar amount recognized for financial statement reporting purposes for the applicable fiscal year, in accordance with ASC 718 with respect to outstanding stock options granted to each executive officer, whether granted in that fiscal year or in prior fiscal years. These balances have not been adjusted for the potential impact of estimated forfeitures. Assumptions used in the calculation of this amount are included in Note 8 to the Company’s audited consolidated financial statements for the eight-month period ended December 31, 2013 included in this Transition Report on Form 10-K.

(6)

Effective November 1, 2013, Mr. Beck and the Company amended his employment agreement such that his annual base salary was reduced to $18,000; effective January 1, 2014, the Company amended his employment agreement such that his annual base salary was $23,000.

(7)	Mr. Pickren’s employment agreement expired of its own accord on September 15, 2013; it was not renewed. Mr. Pickren’s employment was terminated for cause on October 8, 2013.

(8)	This chart reflects the fact that Mr. McCrea’s bonuses have historically been accrued at the end of the reporting period and cash settled immediately subsequent to the end of the reporting period.

Executive Employment Agreements

On July 28, 2011, the Company’s CornerWorld subsidiary entered into an employment agreement with Mr. Beck, its Chairman and Chief Executive Officer. Mr. Beck’s employment agreement has been modified multiple times, most recently as of November 1, 2013.  Pursuant to his employment agreement, Mr. Beck is paid an annual base salary of $18,000 and an annual performance based cash bonus subject to the discretion of the Board of Directors, a bonus fee of 2% of all equity and debt raised during the time of his contract payable out of proceeds at closing of such equity and/or debt capital transaction, a 3.50% fee for the transaction value of all acquisitions as defined in his employment agreement payable at closing, warrants equal to 3.25% of the equity issued pursuant to any debt and equity raised during the time of his employment agreement, a warrant equal to 3.25% of the transaction value of any equity issued in association with all acquisitions and the greater of 5% of fair market value or $5.0 million buyout fee in the case of a change in control. Mr. Beck’s employment agreement also provides that, if he is terminated without cause prior to the end of the employment agreement, he will be paid the full amount of his base salary for any days remaining in the full ten year term, the Company will purchase all equity instruments held by Mr. Beck and the Company will pay Mr. Beck $5.0 million within six months of his termination. Finally, Mr. Beck will receive 10% of amounts payable to the Company as a result of any patent infringement litigation. Mr. Beck’s employment agreement continues through July 27, 2021.

Mr. McCrea is employed subject to his employment agreement which became effective August 1, 2010. Pursuant to his employment agreement, Mr. McCrea is paid an annual base salary of $165,000 and a cash bonus equivalent up to 25% of his base salary. With respect to Mr. McCrea’s bonus, 33% is at the discretion of the Chief Executive Officer, 33% is payable to the extent the Company’s EBITDA exceeds $1.5 million and 33% if the Company completes its public filings in a timely manner. Mr. McCrea is also to be paid a severance equal to six months of his base salary should he be terminated without cause. On July 27, 2012, the Company and Mr. McCrea amended Mr. McCrea’s employment agreement such Mr. McCrea’s agreement continues through July 31, 2014.  All other terms remain unchanged.  Mr. McCrea’s employment agreement expired of its own accord on July 31, 2014 and was not renewed.  Mr. McCrea continues to be an at-will employee of the Company.

During the eight-month period ended December 31, 2013, there has been no occurrence of the re-pricing of any outstanding option or other equity-based award and no waiver or modification of any specified performance target with respect to any amount included in non-stock incentive plan compensation.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth information regarding stock option awards previously granted which were outstanding at December 31, 2014.

		Option Awards				Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (b)	Number of Securities Underlying Unexercised Unexercisable Options (c)	Equity Incentive Plan: Number of Securities Underlying Unexercised Unearned Options (d)	Weighted Average Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares of Units of Stock That Have Not Vested (g)	Market Value of Shares of Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested ($) (i)	Equity Incentive Plan Awards: Market of Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (j)
Scott N. Beck	—	—	—	—	—	—	—	—	—
V. Chase McCrea III	200,000	—	—	$0.20	10/12/15	—	—	—	—

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL

Mr. Beck is currently the only named Executive Officers employed subject to an employment agreement.  Pursuant to his employment agreements, he is entitled to payments for termination for reasons other than cause or resulting from a change in control described as follows:

a)

Payment of the full amount of base salary for the days remaining of the contract for the full ten (10) year period of the contract; paid in full on the six month anniversary of  the date of termination;

b)

Any bonus amount that would otherwise have been payable to Employee, payable on the next date on which a bonus amount would have otherwise been payable to Employee following the  termination Date, prorated through the Termination Date;

c)	any vacation pay accrued but unpaid as of the Termination Date, payable in a single lump sum payment on the Termination Date; and

d)	the lump sum payment of Five Million Dollars ($5,000,000) paid in full on the six month anniversary date of the date of termination.

ITEM 7.  Certain Relationships and Related Transactions and Director Independence

As part of the Company’s 2008 acquisition of Enversa, the Company borrowed $1,500,000 from Internet University, Inc., Marc Blumberg and Marc Pickren (collectively, the “Enversa Sellers”).  Mr. Blumberg is a member of the Company’s Board of Director as well as the former president of Internet University, Inc. and Mr. Pickren was the President of the Company.  On October 31, 2012, the Company settled the Tier 4 Junior Notes in their entirety via the conversion to shares of the Company’s common stock.  The outstanding principal balances on the notes themselves, as well as any outstanding accrued interest, were converted at the rate of $0.15/share.  Accordingly, the Tier 4 Junior Notes had no outstanding balances at December 31, 2013.  The Company recorded interest of $0 (unaudited), $0, $0 (unaudited), $69,726 and $161,999 on these notes during the nine month period ended September 30, 2014, the eight-month period ended December 31, 2013, the nine month period ended September 30, 2014, and the fiscal years ended April 30, 2013 and 2012, respectively.

As part of the February 23, 2009 Woodland Acquisition, the Company borrowed $1,900,000 from IU Investments LLC (the “Tier 3 Junior Note”).  IU Investments, LLC is an entity owned by the immediate family members of the Company’s Chief Executive Officer. The outstanding portion of this note along with its accrued interest was settled in its entirety on September 30, 2013.  Accordingly, the Tier 3 Junior Note had no outstanding balance at December 31, 2013. The Company recorded interest of $0 (unaudited), $26,105, $26,105 (unaudited), $57,992 and $55,073 on this facility during the during the nine month period ended September 30, 2014, the eight-month period ended December 31, 2013, the nine month period ended September 30, 2014, and the fiscal years ended April 30, 2013 and 2012, respectively.

On March 30, 2011, the Company entered into a subordinated $1,500,000 promissory note with IU Holdings, LP (“IUH”) (the “Tier 2 Junior Note”).  As additional consideration to induce the Tier 2 Junior Lender to enter into this Promissory Note, the Company issued the Tier 2 Junior Lender, 48,414,132 shares of CornerWorld Corporation common stock.  IUH is a partnership whose limited partners include the immediate family members of the Company’s Chief Executive Officer.  Steve Toback, the uncle of the Company’s Chief Executive Officer, served as the manager of IU Holdings, GP, LLC, which is the general partner of IUH. The outstanding portion of this note along with its accrued interest was settled in its entirety on September 30, 2013.  Accordingly, the Tier 2 Junior Note had no outstanding balance at December 31, 2013. The Company recorded interest expenses of $0 (unaudited), $73,006, $73,006 (unaudited), $162,314 and $160,521 on this facility during the nine month period ended September 30, 2014, the eight-month period ended December 31, 2013, the nine month period ended September 30, 2014, and the fiscal years ended April 30, 2013 and 2012, respectively.

On March 30, 2011, the Company entered into a subordinated $400,000 promissory note (the “Tier 5 Junior Note”) with Internet University (the “Tier 5 Junior Lender”).  As additional consideration to induce the Tier 5 Junior Lender to enter into this Promissory Note, the Company issued the Tier 5 Junior Lender, 12,910,435 shares of CornerWorld Corporation common stock. The outstanding portion of this note along with its accrued interest was settled in its entirety on September 30, 2013.  Accordingly, the Tier 5 Junior Note had no outstanding balance at December 31, 2013. The Company recorded interest expenses of $0 (unaudited), $1,342, $1,342 (unaudited), $19,639 and $37,027 on this facility during the nine month period ended September 30, 2014, the eight-month period ended December 31, 2013, the nine month period ended September 30, 2014, and the fiscal years ended April 30, 2013 and 2012, respectively.

On March 30, 2011, the Company entered into a subordinated $389,942 promissory note (the “Tier 7 Junior Note”) with Scott N. Beck, the Company’s Chief Executive Officer.  Principal under the Tier 7 Junior Note is payable in monthly installments of $12,746 until such point as the Tier 7 Junior Note matures on July 31, 2016.  The Company amended this note on October 31, 2013 such that principle payments were deferred until May 31, 2014, the interest rate was reduced to 6.25% and interest on the outstanding principal amount under the Tier 7 Junior Note is payable at the Company’s choosing.  As additional consideration to induce Mr. Beck to enter into this Promissory Note, the Company issued Mr. Beck 12,585,802 shares of CornerWorld Corporation Common stock.  The Tier 7 Junior Note consists primarily of prior accounts payable and accrued bonuses.  The Company recorded interest of $19,627 (unaudited), $24,186, $28,963 (unaudited), $36,685 and $34,631 on this facility during the nine month period ended September 30, 2014, the eight-month period ended December 31, 2013, the nine month period ended September 30, 2014, and the fiscal years ended April 30, 2013 and 2012, respectively.  The balance of this note totaled $338,958 at December 31, 2013.

The Company is party to a lease agreement with 13101 Preston Road, LP pursuant to which it leases office space for its corporate headquarters.  The limited partners of 13101 Preston Road, LP are trusts created by the father of the Company’s Chief Executive Officer. The lease is for five years with minimum future rentals of $30,700 in the next fiscal year, followed by $31,900 and $13,500 in the final year.  The Company paid $22,500 (unaudited), $20,000, $42,500 (unaudited), $106,692 and $199,820 in rent during the nine month period ended September 30, 2014, eight-month period ended December 31, 2013, the nine month period ended September 30, 2013, and the fiscal years ended April 30, 2013 and 2012, respectively.  The Company also has a $20,000 deposit on the space for this lease.

The Company provides accounting, human resources and certain IT services to an entity controlled by the family of the Company’s Chief Executive Officer for $5,000 per month.  The Company received $45,000 (unaudited), $40,000, $45,000 (unaudited), $60,000 and $5,000 from this entity during the nine month period ended September 30, 2014, the eight-month period ended December 31, 2013, the nine month period ended September 30, 2014, and the fiscal years ended April 30, 2013 and 2012, respectively.

Policy Regarding Transactions with Related Persons

We do not have a formal, written policy for the review, approval or ratification of transactions between us and any director or executive officer, nominee for director, 5% stockholder or member of the immediate family of any such person that are required to be disclosed under Item 404(a) of Regulation S-K. However, our policy is that any activities, investments or associations of a director or officer that create, or would appear to create, a conflict between the personal interests of such person and our interests must be assessed by our Chief Executive Officer and our Chief Financial Officer and be at arms-length.

ITEM 8.  Legal Proceedings

On October 10, 2013, the Company’s former President, Marc A. Pickren (“Pickren”) filed a lawsuit in Dallas County District court alleging, among other things, that the Company had wrongfully terminated his employment; Pickren’s suit sought claims approximating $265,000.  As noted in the Company’s form 8-K filed on October 4, 2013, Pickren’s employment agreement expired on September 15, 2013, Pickren’s employment agreement was not renewed, Pickren was removed as President of CornerWorld on October 4, 2013 and the Company terminated Pickren’s employment on October 8, 2013.  The Company settled Pickren’s claim out of court for an undisclosed amount in August 2014.

The Company is occasionally involved in other litigation matters relating to claims arising from the ordinary course of business. The Company’s management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material adverse effect on our business, results of operations and financial condition.

ITEM 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market for Common Equity and Related Stockholder Matters

The Company’s common stock is currently not traded as it is wholly owned by one entity, CornerWorld Corporation.  On March 31, 2015, CornerWorld Corporation will spin Woodland Holdings Corporation off in its entirety and CornerWorld Corporation’s existing shareholders will receive shares in the Company equal to their pro-rata ownership percentage of CornerWorld Corporation.

Subsequent to the effective date of this Registration Statement on Form 10, it is anticipated that the Company’s shares will be traded on the OTC exchange.

Dividends

We have never declared or paid cash dividends on our common stock. We currently anticipate that we will retain all future earnings to fund the operation of our business and do not anticipate paying dividends on our common stock in the foreseeable future.

Penny Stock

The Company’s common stock is subject to provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), commonly referred to as the “penny stock rule.” Section 15(g) sets forth certain requirements for transactions in penny stock, and Rule 15g-9(d) incorporates the definition of “penny stock” that is found in Rule 3a51-1 of the Exchange Act. The SEC generally defines a penny stock to be any equity security that has a market price less than $5 per share, subject to certain exceptions. The Company is subject to the SEC’s Penny Stock rules.

Since the Company’s common stock is deemed to be penny stock, trading in the shares is subject to additional sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and accredited investors. “Accredited investors” include persons with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction of a risk disclosure document, prepared by the SEC, relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in an account and information to the limited market in penny stocks.

Consequently, these rules may restrict the ability of a broker-dealer to trade and/or maintain a market in the Company’s common stock and may affect the ability of the Company’s stockholders to sell their shares.

ITEM 10.  Recent Sales of Unregistered Securities.

None.

ITEM 11.  Description of Registrant’s Securities to be Registered.

The Company’s authorized capital stock consists of 100,000 shares of common stock with a par value of $0.01 per share. As of December 31, 2014, there were 1,000 shares of common stock issued and outstanding. Immediately after the filing of this Registration Statement on Form 10, the Company anticipates increasing the amount of authorized capital stock to 250,000,000 shares such that it can issue new shares to CWC shareholders as a result of the aforementioned spin-off.

The holders of shares of the Company’s common stock are entitled to one vote per share on matters to be voted upon by the stockholders and are entitled to receive dividends out of funds legally available for distribution when and if declared by our Board.

The holders of shares of our common stock will share ratably in the Company’s assets legally available for distribution to the stockholders in the event of the Company’s liquidation, dissolution or winding up, after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

The holders of our common stock have no preemptive, redemption, cumulative voting or conversion rights.  The outstanding shares of our common stock are fully paid and non-assessable.

ITEM 12.  Indemnification of Directors and Officers.

Our Articles of Incorporation contain provisions that indemnify directors and officers of the Company to the full extent permitted by applicable law. These provisions do not limit or eliminate the rights of the company or any stockholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions apply only to claims against a director or officer arising out of his role as a director or officer and do not relieve a director or officer from liability if he engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

In addition, the Articles of Incorporation provide for the indemnification of both directors and officers for expenses incurred by them in connection with the defense or settlement of claims asserted against them in their capacities as directors and officers. This right of indemnification extends to judgments or penalties assessed against them. We have limited our exposure to liability for indemnification of directors and officers by purchasing directors and officers liability insurance coverage.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 13.  Financial Statements and Supplementary Data

In addition, the Company’s consolidated financial statements and supplementary data are included in pages F-1 through F-21 of this Registration Statement on Form 10.

ITEM 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 15.  Financial Statements and Exhibits

(a)         The following financial statements are filed as part of this report and incorporated by reference to such financial statements:

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Stockholders’ Equity (Deficit)

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Exhibits:

Exhibit Numbers	Description
3.1*	Certificate of Incorporation of Woodland Holdings Corporation dated January 21, 2009.
3.2*	Bylaws of Woodland Holdings Corporation, dated February 23, 2009.
10.1w

Employment Agreement between CornerWorld Corporation and Scott N. Beck dated August 22, 2008 (incorporated by reference to Exhibit 10.1 to CornerWorld Corporation’s Quarterly Report on Form 10-Q/A, filed July 27, 2010).

21.1	Subsidiaries of Woodland Holdings Corporation.
31.1*	Certification
31.2*	Certification
32.1*	Certification
32.2*	Certification

*	Filed herewith
w	Management plan, compensatory arrangement or employment agreement.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Woodland Holdings Corporation
March 16, 2015

By:	/s/ Scott Beck
Scott Beck
Chairman of the Board of Directors and
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Woodland Holdings Corporation

We have audited the accompanying consolidated balance sheets of Woodland Holdings Corporation as of December 31, 2013 and the related consolidated statements of operations, cash flows and stockholders’ equity for the eight-month period ended December 31, 2013. Woodland Holdings Corporation’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Woodland Holdings Corporation as of December 31, 2013 and the results of their operations and their cash flows for the eight-month period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements of the Company as of April 30, 2013 and for the fiscal years ended April 30, 2013 and 2012, were audited by other auditors whose report dated August 12, 2013, expressed an un-modified opinion.

/s/ MONTGOMERY COSCIA AND GREILICH, LLP

Dallas, Texas

March 6, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Woodland Holdings Corporation

We have audited the accompanying consolidated balance sheets of Woodland Holdings Corporation (formerly CornerWorld Corporation) as of April 30, 2013, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years ended April 30, 2013 and 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Woodland Holdings Corporation as of April 30, 2013, and the consolidated results of its operations and cash flows for the years ended April 30, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ SCHUMACHER & ASSOCIATES, INC.

Denver, Colorado

August 12, 2013 except for except for Note 1 related to the Spinoff and Note 3 related to April 30, 2013 and April 30, 2012, as to which the date is February 23, 2015

Woodland Holdings Corporation

Consolidated Balance Sheets

	September 30, 2014	December 31, 2013	April 30, 2013
	(unaudited)
Assets
Current assets:
Cash	$166,762	$857,954	$1,150,880
Accounts receivable, net	71,092	119,904	117,440
Prepaid expenses and other current assets	60,842	152,317	79,761
Assets of discontinued operations held for sale	—	—	6,536,369
Total current assets	298,696	1,130,175	7,884,450

Property and equipment, net	5,355	19,486	53,551
Other assets	28,003	28,000	28,032
TOTAL ASSETS	$332,054	$1,177,661	$7,966,033

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$283,617	$225,064	$949,732
Accrued expenses	325,776	347,967	829,422
Notes payable – Related Parties, current portion	127,460	—	16,316
Notes payable, current portion	—	101,968	147,251
Lease payable, current portion	5,302	10,704	10,704
Deferred revenue	58,627	70,322	60,735
Liabilities of discontinued operations held for sale	—	—	8,176,822
Total current liabilities	800,782	756,025	10,190,982
Long-term liabilities:
Notes Payable – Related Parties	211,498	236,990	184,662
Lease payable, net of current portion	—	2,383	9,139
Total liabilities	1,012,280	995,398	10,384,783

Commitments and Contingencies	—	—	—

Stockholders’ equity (deficit):
Common stock, $0.001 par value, 250,000,000 shares authorized; 162,937,110 (unaudited), 156,813,704 and 157,313,704 shares issued and outstanding, at September 30, 2014, December 31, 2013 and April 30, 2013 respectively	162,937	156,813	157,313
Additional paid-in capital	11,803,865	11,801,224	11,783,945
Accumulated deficit	(12,647,028)	(11,775,774)	(14,360,008)
Total stockholders’ equity (deficit)	(680,226)	182,263	(2,418,750)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$332,054	$1,177,661	$7,966,033

The accompanying notes are an integral part of these consolidated financial statements

Woodland Holdings Corporation

Consolidated Statements of Operations

	For the Nine-month Period Ended September 30,	For the Eight-month Period Ended December 31,	For the Nine-month Period Ended September 30,	For the Years Ended April 30,
	2014	2013	2013	2013	2012
	(unaudited)		(unaudited)
Sales, net	$705,689	$673,954	$868,480	$1,925,734	$4,538,714

Costs of goods sold	406,177	271,356	370,647	722,398	1,920,832

Gross profit	299,512	402,598	497,833	1,203,336	2,617,882

Expenses:
Selling, general and administrative expenses	1,133,214	826,388	2,006,958	3,102,555	4,894,519
Depreciation and amortization	14,131	33,755	45,831	71,608	222,687
Total operating expenses	1,147,345	860,143	2,052,789	3,174,163	5,117,206
Operating loss	(847,833)	(457,545)	(1,554,956)	(1,970,827)	(2,499,324)

Other income (expense), net:
Interest expense	(20,108)	(37,171)	(72,724)	(237,371)	(327,748)
Other income (expense), net	(3,313)	(248,161)	(779,988)	(555,086)	81,828
Total other expense, net	(23,421)	(285,332)	(852,712)	(792,457)	(245,920)
Loss before income taxes	(871,254)	(742,877)	(2,407,668)	(2,763,284)	(2,745,244)
Income taxes	—	—	—	—	—
Loss from continuing operations	(871,254)	(742,877)	(2,407,668)	(2,763,284)	(2,745,244)
Income from discontinued operations, net of tax	—	538,568	842,277	1,401,050	640,197
Gain from disposal of discontinued operations, net of tax	—	2,788,543	1,988,543	—	—
Net income (loss)	$(871,254)	$2,584,234	$423,152	$(1,362,234)	$(2,105,047)

Basic earnings (loss) per share from continuing operations	$0.00	$0.00	$(0.02)	$(0.02)	$(0.02)
Basic earnings per share from discontinued operations	$0.00	$0.02	$0.02	$0.01	$0.01
Basic earnings (loss) per share	$0.00	$0.02	$0.00	$(0.01)	$(0.01)
Diluted earnings (loss) per share from continuing operations	$0.00	$0.00	$(0.01)	$(0.02)	$(0.02)
Diluted earnings per share from discontinued operations	$0.00	$0.02	$0.02	$0.01	$0.01
Diluted earnings (loss) per share	$0.00	$0.02	$0.00	$(0.01)	$(0.01)

Basic weighted average number shares outstanding	161,524,016	157,070,847	157,264,253	152,390,521	147,324,142
Diluted weighted average number shares outstanding	161,524,016	163,204,253	163,397,659	152,390,521	147,324,142

The accompanying notes are an integral part of these consolidated financial statements

Woodland Holdings Corporation

Consolidated Statements of Stockholders’ Equity (Deficit)

	Common Shares		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Equity (deficit)
Balance, May 1, 2011	146,972,901	$146,972	$10,006,785	$(10,892,727)	$(738,970)
Stock-based compensation expense	—	—	158,514	—	158,514
Cash-less exercise of stock options and warrants	574,706	575	(575)	—	—
Net loss	—	—	—	(2,105,047)	(2,105,047)
Balance, April 30, 2012	147,547,607	$147,547	$10,164,724	$(12,997,774)	$(2,685,503)
Stock-based compensation expense	—	—	164,071	—	164,071
Conversion of debt to common stock	9,766,097	9,766	1,455,150	—	1,464,916
Net loss	—	—	—	(1,362,234)	(1,362,234)
Balance, April 30, 2013	157,313,704	$157,313	$11,783,945	$(14,360,008)	$(2,418,750)
Return of shares to treasury	(500,000)	(500)	500	—	—
Stock-based compensation expense	—	—	16,779	—	16,779
Net Income	—	—	—	2,584,2334	2,584,234
Balance, December 31, 2013	156,813,704	$156,813	$11,801,224	$(11,775,774)	$182,263
Stock-based compensation expense	—	—	8,765	—	8,765
Cash-less exercise of warrants	6,123,406	6,124	(6,124)	—	—
Net loss	—	—	—	(871,254)	(871,254)
Balance, September 30, 2014	162,937,110	$162,937	$11,803,865	$(12,647,028)	$(680,226)

The accompanying notes are an integral part of these consolidated financial statements

Woodland Holdings Corporation

Consolidated Statements of Cash Flows

	For the Nine-month Period Ended September 30,	For the Eight-month Period Ended December 31,	For the Nine-month Period Ended September 30,	For the Years Ended April 30,
	2014	2013	2013	2013	2012
	(unaudited)		(unaudited)
Cash Flows from Operating Activities
Net income (loss)	$(871,254)	$2,584,234	$423,152	$(1,362,234)	$(2,105,047)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	14,131	33,755	45,831	71,608	222,687
Amortization of loan discounts	—	7,045	7,045	501,987	841,101
Provision for doubtful accounts	52,132	41,538	66,046	162,560	253,227
Stock-based compensation	8,765	16,779	65,274	164,071	158,514
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(3,320)	(44,002)	146,158	183,764	395,773
Prepaid expenses and other current assets	91,475	(72,556)	(6,116)	4,209	(35,308)
Other assets	(3)	32	31	697	(594)
Impairment of goodwill	—	—	554,986	554,986	—
Accounts payable	58,553	(724,668)	15,231	(339,413)	(1,109,528)
Accrued expenses	(22,191)	(481,455)	(295,824)	284,577	146,936
Deferred revenue	(11,695)	9,587	(27,188)	(51,099)	(198,411)
Other liabilities	—	—	—	—	(187,875)
Changes in assets and liabilities of discontinued operations	—	(1,949,521)	(1,322,668)	1,537,215	2,353,225
Net cash provided by (used in) operating activities	(683,407)	(579,232)	(328,042)	1,712,928	734,700
Cash Flows from Investing Activities
Proceeds from the sale of subsidiary	—	8,300,000	8,300,000	—	—
Fixed assets acquired pursuant to capital lease	—	(6,062)	—	(2,463)	(2,436)
Purchases of property and equipment	—	—	(7,525)	—	(17,015)
Proceeds from sale of fixed assets	—	—	—	—	17,400
Net cash provided by (used in) investing activities	—	8,293,938	8,292,475	(2,463)	(2,051)
Cash Flows from Financing Activities
Financing fees	—	(249,000)	(224,000)	—	—
Principal payments on debt	—	(4,791,316)	(5,325,000)	(1,160,000)	(518,495)
Principal payments on related party notes payable	—	(2,037,915)	(2,142,915)	(290,000)	(195,489)
Fees paid for debt issuance	—	—	—	—	(62,500)
Settlement of warrant	—	(929,017)	(929,017)	—	—
Payments on capital lease	(7,785)	(384)	(8,032)	—	—
Net cash used in financing activities	(7,785)	(8,007,632)	(8,628,964)	(1,450,000)	(776,484)
Net increase (decrease) in cash	(691,192)	(292,926)	(664,531)	260,465	(43,835)
Cash at beginning of period	857,954	1,150,880	1,415,260	890,415	934,250
Cash at end of period	$166,762	$857,954	$750,729	$1,150,880	$890,415

Cash paid for:
Interest	$—	$431,642	$431,642	$855,626	$1,231,702
Income taxes	$—	$—	$—	$—	$—
Non-Cash Financing Activities:
Conversion of debt to common stock	$—	$—	$—	$1,464,916	$—
Acquisition of fixed assets pursuant to capital lease	$—	$—	$—	$—	$32,128

The accompanying notes are an integral part of these consolidated financial statements

Woodland Holdings Corporation

Notes to Consolidated Financial Statements

December 31, 2013

1. Basis of Presentation

Organization

Woodland Holdings Corporation (“the Company”, “Woodland”, “we”, “our” or “us”) was incorporated in the State of Delaware, on January 21, 2009.

The Company is a holding company with marketing and telecommunications services companies as subsidiaries.  The Company’s subsidiaries seek to take advantage of opportunities created from the increased accessibility of content across mobile, television and internet platforms.

Spinoff

The Company was originally a wholly owned subsidiary of CornerWorld Corporation (“CWC”), a Nevada corporation publicly traded on the OTCQB exchange.  On November 5, 2014, CWC announced that it had signed a non-binding letter of intent (the “LOI”) to merge its interests with another entity.  As discussions surrounding the LOI progressed, the Company’s parent, CWC, determined that the most efficient way to effectuate the merger would be to spin-off all of the operations of the Company consistent with the criterion established by SEC staff legal bulletin No. 4.

Accordingly, these financial statements include all the accounts of the Company’s previous parent CWC as well as all of the Company’s subsidiaries, all of which are to be spun off.  The financial information for the Company is identical to that of its consolidated former parent, CWC.

Operations

The Company provides marketing services through its subsidiaries Enversa Companies LLC (“Enversa”) and Leadstream LLC, (“Leadstream”) both of which are a Texas limited liability companies.  Enversa, the parent company of Leadstream, offers a full menu of services for brand and direct response customer acquisition campaigns, including media buying and planning. It provides customer relationship marketing and interactive services, as well as customer data collection and analysis tools used for planning and targeting client marketing efforts across a network of partner, representative and owned content sites. Enversa utilizes a pay-for-performance pricing model which is very appealing to clients because it insures that they are billed solely for campaign performance. Finally, Enversa provides search engine optimization services (“SEO”), domain leasing and website management services on a recurring monthly basis.

The Company provides telecommunications services through its Woodland Wireless Solutions, Ltd. (“Woodland Wireless”), West Michigan Co-Location Services, L.L.C. (“WMCLS”), T2 TV, L.L.C. (“T2TV”), Phone Services & More, L.L.C., doing business as Visitatel (“PSM”) and T2 Communications, L.L.C. (“T2”) subsidiaries.  As a provider of Internet and VoIP services, T² is a Competitive Local Exchange Carrier (CLEC) which delivers leading-edge technology to residential and business customers. Offerings include: phone lines, internet connections, colocation and both long distance and toll-free services.  PSM is also a CLEC which holds an FCC 214 License as a wholesale long distance service provider to the carrier community and large commercial users of transport minutes.  The Company ceased operations in its WMCLS and T2TV subsidiaries during the fiscal year ended April 30, 2013.

On September 30, 2013, Woodland sold its S Squared, LLC subsidiary doing business as Ranger Wireless Solutions, LLC (“Ranger”) whose key asset was the patented 611 Roaming ServiceTM from RANGER Wireless Solutions®, which generated revenue by processing approximately 10.2 million calls from roaming wireless customers per year and seamlessly connecting them to their service provider.  See note 3, Discontinued Operations, for more information with respect to the sale of Ranger.

Woodland Holdings Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

Change in Fiscal Year

The Company’s year-end is December 31.  On April 29, 2014, the Company announced that it was changing its fiscal year end from April 30 to December 31.  Accordingly, this transitional report on form 10 details the Company’s accounts as of December 31, 2013 and its results of operations, cash flow and stockholders’ equity (deficit) for the eight-month period then ended as well as its accounts as of April 30, 2013, the last date the Company was audited, and its results of operations, cash flow and stockholders’ equity (deficit) for the two years then ended.  Moving forward, the Company will report its accounts on a more standard calendar reporting basis filing quarterly reports as of March 31, June 30 and September 30 each year and an annual report as of December 31 of each future year.  See Note 13, Transition Period Data (unaudited), for more information with respect to our change in fiscal year end.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes are representations of the Company’s management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles (“GAAP”) in the United States of America and have been consistently applied in the preparation of the consolidated financial statements. The consolidated financial statements are stated in United States of America dollars.

Receivables

Accounts receivable include uncollateralized customer obligations due under normal trade terms requiring payment within 30-60 days from invoice date. Payments of accounts receivable are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance for doubtful accounts that reflects management’s best estimate of the amounts that will not be collected based on historical collection trends. The allowance for doubtful accounts was $102,864 (unaudited), $44,574 and $61,349 as of September 30, 2014, December 31, 2013 and April 30, 2013, respectively.

Fair Value of Financial Instruments

ASC No. 850 requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amount of the Company’s cash and cash equivalents, accounts receivable, accounts receivable-related party, accounts payable, accounts payable-related party and accrued liabilities approximate their estimated fair values due to their short-term maturities. Notes payable are carried at their face value net of their issuance costs which management believes is a reasonable approximation for their fair value. Warrants with put features are carried at their minimum cash put value discounted for the time value of money. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these consolidated financial statements.

Income Taxes

The Company accounts for income taxes in accordance with ASC No. 740 which requires the use of the asset and liability method of accounting of income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Basic and Diluted Earnings (Loss) Per Share

In accordance with ASC 260, basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings (loss) per share, if any, is computed similar to basic earnings (loss) per share except that the denominator is adjusted for the potential dilution that could occur if stock options, warrants, and other convertible securities were exercised or converted into common stock.  The Company had no dilutive securities outstanding at any reporting period.

Woodland Holdings Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements,” as revised by SAB 104. As such, the Company recognizes revenue when persuasive evidence of an arrangement exists, title transfer has occurred, the price is fixed or readily determinable and collectability is probable. Sales are recorded net of sales discounts.

At Enversa, revenue is recognized along with the related cost of revenue as leads are delivered. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. Amounts billed to clients in advance of delivery of leads are classified under current liabilities as deferred revenue. In addition, revenue is recognized monthly as SEO services are provided or in the form of revenues from domain leases.

For T2, the majority of revenue is derived from month-to-month, bundled service contracts for the phone and internet services used by each customer. Revenue is recognized as the services are provided.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three (3) months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method as follows:

Computer equipment	3 years
Office furniture	5 years
Computer software packages	3 years
Capitalized software development	3 years
Leasehold improvements	3 years

Expenditures for maintenance and repairs which do not materially extend the useful lives of property and equipment are charged to operations. When property or equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts with the resulting gain or loss reflected in operations. Management periodically reviews the carrying value of its property and equipment for impairment. The property and equipment had not incurred any impairment loss at December 31, 2013.

Long-Lived Assets

The Company accounts for its long-lived assets in accordance with ASC 360. The Company’s primary long-lived assets are property and equipment. ASC 360 requires a company to assess the recoverability of its long-lived assets whenever events and circumstances indicate the carrying value of an asset or asset group may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. Management reviews its long-lived assets annually and concluded that, as of April 30, 2013, due to negative cash flows and the continuing deterioration of market conditions in the for-profit education space, the goodwill associated with Enversa had become permanently impaired.  Accordingly, the Company recorded a charge to earnings totaling $554,986 to impair Enversa’s goodwill.  Management does not believe its fixed assets are impaired.  Management does not believe its fixed assets are impaired.

Woodland Holdings Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Woodland Holdings Corporation, its wholly owned subsidiaries and entities determined to meet the definition of Variable Interest Entities. All significant intercompany transactions and balances have been eliminated in consolidation.

Concentrations of Cash and Cash Equivalents

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Federal Deposit Insurance Corporation (FDIC) currently insures accounts at each institution for up to $250,000. At times, cash balances may exceed the FDIC insurance limit of $250,000. At September 30, 2014, December 31, 2013 and April 30, 2013, the Company had $0 (unaudited), $476,000 and $853,432, respectively, in excess of that which is insured by the FDIC.

Recent Accounting Pronouncements

There were various accounting standards and interpretations issued during the eight-month period ended December 31, 2013, none of which are expected to have a material impact on the Company’s consolidated financial position, operations, or cash flows.

Issuance of Stock for Non-Cash Consideration

All issuances of the Company’s stock for non-cash consideration have been assigned a dollar amount equaling either the market value of the shares issued or the value of consideration received, whichever is more readily determinable.

Reclassifications

Certain prior year accounts have been reclassified to conform to the current year’s presentation.

3.  Discontinued Operations

We completed the sale of our Ranger business on September 30, 2013 for $7.5 million in cash plus a contingent receivable for $800,000 which we collected in November 2013; we recognized a gain of $2,788,543 on the sale, net of tax. The decision to sell Ranger allowed us to retire substantially all of our secured debt, including debt with loan covenants for which we were previously not in compliance. Our Ranger operations, previously reported within the Communications Services segment, have been reclassified as discontinued operations in our unaudited Condensed Consolidated Financial Statements for the operations up to the date of sale for the eight-month period ended December 31, 2013 and the fiscal years ended April 30, 2013 and 2012. In addition, all secured debt retired as a result of the divestiture have been reclassified as discontinued operations and interest plus loan discounts from all secured debt, including the Company’s put warrants, directly paid off as a result of the divestiture of Ranger, was allocated to discontinued operations for all periods presented. Finally, the Company’s patent and all of its goodwill, as of April 30, 2013 were part of the assets divested while all revenues related to the Company’s customer concentrations at both April 30, 2013 and 2012 were also part of the discontinued operations.

The following is a summary of the operating results of our discontinued operations:

	For the Nine-month Period Ended September 30, 2014	For the Eight-month Period Ended December 31, 2013	For the Year Ended April 30, 2013	For the Year Ended April 30, 2012
	(unaudited)
Sales, net	$—	$2,014,095	$5,256,108	$5,602,889

Income from discontinued operations before income taxes	—	538,568	1,401,050	640,197
Income taxes	—	—	—	—
Net income from discontinued operations	$—	$538,568	$1,401,050	$640,197

Woodland Holdings Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

The following is a summary of assets and liabilities held for sale as of September 30, 2014 (unaudited), December 31, 2013 and April 30, 2013:

	September 30, 2014	December 31, 2013	April 30, 2013
	(unaudited)
Assets:
Current assets	$—	$—	$529,328
Property, plant and equipment, net	—	—	11,349
Patent and goodwill, net	—	—	5,995,692
Assets of discontinued operations held for sale	—	—	6,536,369

Liabilities
Accounts payable and accrued expenses	—	—	388,506
Long term debt, net of discounts	—	—	6,647,645
Deferred revenue	—	—	266,810
Other liabilities	—	—	873,861
	$—	$—	$8,176,822

4. Property and Equipment

Property and equipment is summarized as follows:

	September 30, 2014	December 31, 2013	April 30, 2013
	(unaudited)
Computer equipment	$236,583	$236,583	$242,446
Furniture	86,499	86,499	85,727
Software	79,061	79,061	81,813
Leasehold improvements	9,977	9,977	15,077
Total	412,120	412,120	425,063
Less: accumulated depreciation and amortization	(406,765)	(392,634)	(371,512)
Property and equipment, net	$5,355	$19,486	$53,551

Depreciation expense for property and equipment for the nine month period ended September 30, 2014, the eight-month period ended December 31, 2013, the nine month period ended September 30, 2013 and the fiscal years ended April 30, 2013 and 2012 was $14,131 (unaudited), $33,755, $45,831 (unaudited), $71,608 and $222,687, respectively.

Woodland Holdings Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

5. Debt

	As of
	September 30, 2014	December 31, 2013	April 30, 2013
	(unaudited)
Long-term Debt
Notes payable to Emerald Crest Capital (the “Senior Lender”). These notes were collateralized by all assets of the Company. The notes and all accrued interest were settled in full as a result of the divestiture of Ranger.	$—	$—	$3,700,000
Note payable IU Holdings, LP. This note was collateralized by all assets of the Company save for the Ranger patent. See also note 12, Related Party Transactions. The note and all accrued interest were settled in full as a result of the divestiture of Ranger.	—	—	1,500,000
Note payable to IU Investments, LLC. This note was collateralized by all assets of the Company save for the Ranger patent. See also note 12, Related Party Transactions. The note and all accrued interest were settled in full as a result of the divestiture of Ranger.	—	—	527,915
Note payable to Internet University, Inc. This note was collateralized by all assets of the Company save for the Ranger patent. See also Note 12, Related Party Transactions. The note and all accrued interest were settled in full as a result of the divestiture of Ranger.	—	—	10,000
Note payable to Ned B. Timmer. This note was collateralized by all assets of Woodland Holdings, Corporation, including the Ranger patent. The note and all accrued interest were settled in full as a result of the divestiture of Ranger.	—	—	1,440,000
Note payable to CEO; the note matures July 31, 2016. At December 31, 2013, the interest rate was 6.25%. This note is collateralized by all assets of the Company save for the Ranger patent. See also Note 12, Related Party Transactions.	338,958	338,958	338,958
Note payable to Kelly Larabee Morlan; the note matures December 31, 2013. The note and all accrued interest have been settled in full.	—	—	16,316
Total debt	338,958	338,958	7,533,189
Less current portion of long-term debt	(127,460)	(101,968)	(4,352,979)
Non-current portion of long-term debt	$211,498	$236,990	$3,180,210

As previously noted, on September 30, 2013, the Company sold 100% of the outstanding membership interests of Ranger.  By executing the sale of Ranger, the Company was able to pay off all of its secured creditors including reacquiring certain common stock purchase warrants originally issued to the Senior Lender (the “Warrants”), pursuant to which the Senior Lender could have purchased up to 8,762,008 shares of the Company’s sole stockholder’s common stock for an aggregate price of $100. The Warrants were not exercisable prior to March 30, 2014 but were being carried as a liability due to the fact that they could be put to the Company’s sole stockholder for $1,000,000 on March 30, 2014. In addition to retiring the Warrants and the notes payable to the Senior Lender, unamortized loan fees of $396,913 were written off as a result of the sale of Ranger and the subsequent retirement of all secured payables.

Notes Payable to Junior Lenders:

Substantially all of the Company’s notes payable to its junior lenders were also paid off as a result of the sale of Ranger. The remaining collateralized note payable, due to the Company’s CEO, contains no restrictive covenants or events of default other than non-payment.

Woodland Holdings Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

Future minimum principal payments pursuant to the above long term debt agreements are as follows:

As of December 31
2014	$101,968
2015	152,952
2016	84,038
Total	$338,958

6. Leases

The Company leases its facilities under non-cancelable operating lease agreements. The leases expire on various dates through 2016 and provide for minimum monthly rents of approximately $3,500. Rent expense for the nine month period ended September 30, 2014, the eight-month period ended December 31, 2013, the nine month period ended September 30, 2013 and the fiscal years ended April 30, 2013 and 2012 was approximately $22,500 (unaudited), $31,562, $42,500 (unaudited),$138,982 and $283,649, respectively. See also Note 11, Related Party Transactions, for more details.

The Company also has a capital lease on telecom equipment.  The lease expires on March 1, 2015 and the Company makes monthly payments of $892 pursuant to the terms of this lease.

Future minimum lease payments under non-cancelable leases are as follows:

As of December 31
2014	$43,059
2015	34,577
2016	13,500
Total lease payments	$91,136

7. Equity

Preferred Stock

The CWC’s authorized preferred stock consists of 10,000,000 shares with a par value of $0.001 per share. There were no issued and outstanding preferred shares as of December 31, 2013.

Common Stock

The Company’s authorized common stock consists of 1,000 shares with a par value of $0.01 per share. As of December 31, 2013, 100 shares of common stock were issued and outstanding and they were completely owned by CWC.

CWC’s authorized common stock consists of 250,000,000 shares with a par value of $0.001 per share. As of December 31, 2013, 156,813,704 shares of common stock were issued and outstanding.

On October 31, 2012, CWC issued 9,766,097 shares of common stock in exchange for retiring approximately $1,464,916 of debt and accrued interest.  The outstanding principal balances on the notes converted, as well as any outstanding accrued interest, were converted at the rate of $0.15/share.

Woodland Holdings Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

Warrants

The following summarizes CWC’s warrant transactions for the eight-month period ended December 31, 2013 and the fiscal years ended April 30, 2013 and 2012:

	Number of Warrants	Weighted Average Exercise Price Per Share
Outstanding and exercisable, May 1, 2011	25,816,415	$0.11
Granted	—	—
Exercised	(1,250,000)	0.20
Outstanding, April 30, 2012	24,566,415	$0.11
Granted	—	—
Cancelled or Expired	(420,000)	1.46
Outstanding, April 30, 2013	24,146,415	$0.08
Granted	—	—
Cancelled or Expired	(14,942,009)	0.09
December 31, 2013	9,204,406	$0.07

Weighted average fair value of warrants granted:
Year ended April 30, 2012	$—
Year ended April 30, 2013	$—
Eight-month period ended December 31, 2013	$—

The following table summarizes information about warrants outstanding as of December 31, 2013:

	Warrants Outstanding and Exercisable
Range of Exercise Prices	Number	Weighted Average Exercise Price
$0.00 - $0.20	6,133,406	$0.00
$0.20 - $1.40	3,071,000	$0.21

8. Stock Based Compensation Plans

Incentive Stock Plan

On August 17, 2007, CWC’s Board of Directors adopted and implemented CWC’s 2007 Incentive Stock Plan. Under the Incentive Stock Plan, CWC is authorized to issue 4,000,000 shares of its common stock to the Company’s directors, officers, employees, advisors or consultants.

Any Incentive Stock Option granted to an employee of the Company shall become exercisable over a period of no longer than five years, and no less than 20% of the shares covered thereby shall become exercisable annually. 25% of shares vest on the six month anniversary of the date of grant, the Initial Vesting Date, while the remaining options vest annually in 25% increments beginning on the first anniversary of the Initial Vesting Date. The options expire five years from the grant date.

There were 565,000 shares outstanding under CWC’s 2007 Incentive Stock Plan as of December 31, 2013.

Woodland Holdings Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

Stock Compensation Plan

On August 17, 2007, CWC’s Board of Directors adopted and implemented the Company’s 2007 Stock Compensation Plan. The total number of shares of the Company’s common stock which may be purchased or granted directly by Options, Stock Awards or Warrants under the Compensation Plan shall not exceed 4,000,000 shares of CWC’s common stock.

Awards granted to a participant of CWC shall become exercisable over a period of no longer than five years, and may vest as determined at the Company’s discretion at the time of grant.

There were 75,000 shares outstanding under CWC’s 2007 Stock Compensation Plan as of December 31, 2013.

A summary of the shares reserved for grant and awards available for grant under each Stock Plan is as follows:

	December 31, 2013
	Shares Reserved for Grant	Awards Available for Grant

Incentive Stock Plan	4,000,000	3,435,000
Stock Compensation Plan	4,000,000	3,925,000
	8,000,000	7,360,000

CWC issues awards to employees, qualified consultants and directors that generally vest over time based solely on continued employment or service during the related vesting period and are exercisable over a five to ten year service period. Options are generally granted with an exercise price equal to the market price of CWC’s stock at the date of grant.

The fair value of each stock-based award is estimated on the grant date using the Black-Scholes option-pricing model. Expected volatilities are based on comparable companies. The expected term of options granted subsequent to the adoption ASC 718 is derived using the simplified method as defined in the SEC’s SAB No. 107. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury interest rates in effect at the time of grant. The fair value of options granted was estimated using the following weighted-average assumptions:

	For the Nine-month Period Ended September 30,	For the Eight-month Period Ended December 31,	For the Years Ended April 30,
	2014	2013	2013	2012
	(unaudited)
Expected term (in years)	5.0	—	5.0	5.0
Expected volatility	125.0%	—%	100.0%	100.0%
Risk-free interest rate	1.6%	—%	0.2%	0.9%
Dividend yield	0.0%	—%	0.0%	0.0%

Woodland Holdings Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

A summary of activity under the Stock Plans and changes during the eight-month period ended December 31, 2013 and the fiscal years ended April 30, 2013 and 2012 is presented below:

	Weighted-Average
	Shares	Exercise Price	Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Outstanding at May 1, 2011	2,520,000	$0.35	3.36	$0.00
Granted	1,130,000	0.29
Cancelled/forfeited	(679,999)	0.20
Exercised	(60,001)	0.20
Outstanding at April 30, 2012	2,910,000	$0.35	3.12	$44,600
Granted	30,000	0.29
Cancelled/forfeited	(695,000)	0.20
Outstanding at April 30, 2013	2,245,000	$0.38	1.49	$—
Granted	—	—
Cancelled/forfeited	(1,605,000)	0.44
Outstanding at December 31, 2013	640,000	$0.22	1.63	$—
Granted	3,200,000	0.11
Cancelled/forfeited	—	—
Outstanding at September 30, 2014 (unaudited)	3,840,000	$0.13	3.91	$0.00
Options vested and expected to vest at December 31, 2013	640,000	$0.22	1.63	$0.00
Options exercisable at December 31, 2013	500,000	$0.21	1.39	$0.00

During the nine month period ended September 30, 2014, the eight-month period ended December 31, 2013, the nine month period ended September 30, 2013 and the fiscal years ended April 30, 2013 and 2012, the Company recognized $3,000 (unaudited), $16,779, $(11,859) (unaudited), $164,071 and $158,514 of stock-based compensation expense, respectively. As of September 30, 2014, December 31, 2013 and April 30, 2013 there was $30,622 (unaudited), $18,646 and $86,642 respectively, of total unrecognized compensation cost, net of forfeitures, related to unvested employee and director stock option compensation arrangements. That cost is expected to be recognized on a straight-line basis over the next 1.63 weighted average years.

9. Commitments and Contingencies

Litigation

On October 10, 2013, the Company’s former President, Marc A. Pickren (“Pickren”) filed a lawsuit in Dallas County District court alleging, among other things, that the Company had wrongfully terminated his employment; Pickren’s suit sought claims approximating $265,000.  Pickren’s employment agreement expired on September 15, 2013 and was not renewed. Pickren was removed as President of CornerWorld Corporation on October 4, 2013 though he remained employed as the President of Enversa until October 8, 2013 when he was terminated.  The Company settled the lawsuit out of court for an undisclosed amount in August 2014.

From time to time, the Company is involved in litigation matters relating to claims arising from the ordinary course of business. While the results of such claims and legal actions cannot be predicted with certainty, the Company’s management does not believe that there are claims or actions, pending or threatened against the Company, the ultimate disposition of which would have a material adverse effect on our business, results of operations, financial condition or cash flows.

Woodland Holdings Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

Employment Agreements

On July 28, 2011, the Company’s CornerWorld, Inc. subsidiary entered into an employment agreement with Mr. Beck, its Chairman and Chief Executive Officer. Mr. Beck’s employment agreement has been modified multiple times, most recently as of November 1, 2013.  Pursuant to his employment agreement, Mr. Beck is paid an annual base salary of $18,000 and an annual performance-based cash bonus subject to the discretion of the Board of Directors, a bonus fee of 2% of all equity and debt raised during the time of his contract payable out of proceeds at closing of such equity and/or debt capital transaction, a 3.50% fee for the transaction value of all acquisitions as defined in his employment agreement payable at closing, warrants equal to 3.25% of the equity issued pursuant to any debt and equity raised during the time of his employment agreement, a warrant equal to 3.25% of the transaction value of any equity issued in association with all acquisitions and the greater of 5% of fair market value or $5.0 million buyout fee in the case of a change in control. Mr. Beck’s employment agreement also provides that, if he is terminated without cause prior to the end of the employment agreement, he will be paid the full amount of his base salary for any days remaining in the full ten year term, the Company will purchase all equity instruments held by Mr. Beck and the Company will pay Mr. Beck $5.0 million within six months of his termination. Finally, Mr. Beck will receive 10% of amounts payable to the Company as a result of any patent infringement litigation. Mr. Beck’s employment agreement continues through July 27, 2021.

The Company’s Chief Financial Officer, V. Chase McCrea III, is employed subject to his employment agreement which became effective August 1, 2010. Pursuant to his employment agreement, Mr. McCrea is paid an annual base salary of $165,000 and a cash bonus equivalent up to 25% of his base salary. With respect to Mr. McCrea’s bonus, 33% is at the discretion of the Chief Executive Officer, 33% is payable to the extent the Company’s EBITDA exceeds $1.5 million and 33% if the Company completes its public filings in a timely manner. Mr. McCrea is also to be paid a severance equal to six months of his base salary should he be terminated without cause. On July 27, 2012, the Company and Mr. McCrea amended Mr. McCrea’s employment agreement such that Mr. McCrea’s agreement continued through July 31, 2014 at which time it was not renewed.  Mr. McCrea remains an at-will employee of the Company.

Woodland Holdings Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

10. Segment Reporting

The Company operates in three integrated business segments: (i) marketing services, (ii) communications services and (iii) Corporate, formerly, on-line media networks:

	For the Nine-month Period Ended September 30,	For the Eight-month Period Ended December 31,	For the Nine-month Period Ended September 30,	For the Year Ended April 30,
	2014	2013	2013	2013	2012
	(unaudited)		(unaudited)
Net sales:
Marketing Services	$527,227	$592,756	$763,645	$1,749,491	$4,311,811
Communications Services	178,462	81,198	104,835	176,243	226,903
Corporate	—	—	—	—	—
Total net sales	$705,689	$673,954	$868,480	$1,925,734	$4,538,714
Income (loss) from continuing operations before income taxes:
Marketing Services	$6,584	$1,770	$(19,167)	$554,997	$(104,303)
Communications Services	(65,234)	(162,887)	(522,956)	(410,939)	30,294
Corporate	(812,604)	(581,760)	(1,865,545)	(2,907,342)	(2,671,235)
Total loss from continuing operations before income taxes	$(871,254)	$(742,877)	$(2,407,668)	$(2,763,284)	$(2,745,244)
Net Income (loss):
Marketing Services	$6,584	$1,770	$(19,167)	$554,997	$(104,303)
Communications Services	(65,234)	2,979,960	2,222,116	1,350,649	1,344,736
Corporate	(812,604)	(397,496)	(1,779,797)	(3,267,880)	(3,345,480)
Net income (loss)	$(871,254)	$2,584,234	$423,152	$(1,362,234)	$(2,105,047)
Depreciation and amortization included in operating income:
Marketing Services	$—	$3,368	$5,137	$6,183	$117,104
Communications Services	8,032	10,474	13,798	18,398	44,513
Corporate	6,099	19,913	26,896	47,027	61,070
Total depreciation and amortization	$14,131	$33,755	$45,831	$71,608	$222,687
Total assets:
Marketing Services	$103,964	$172,617	$100,425	$179,722	$491,889
Communications Services	158,619	133,978	118,377	7,709,598	9,129,572
Corporate	69,471	871,066	788,441	76,713	763,191
Total segment identifiable assets	$332,054	$1,177,661	$1,007,243	$7,966,033	$10,384,652

There were no material intersegment sales. Operating income is defined as third party sales less operating expenses. All of the Company’s business activities are conducted within the United States geographic boundaries.

Woodland Holdings Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

11. Related Party Transactions

As part of the Company’s 2008 acquisition of Enversa, the Company borrowed $1,500,000 from Internet University, Inc., Marc Blumberg and Marc Pickren (collectively, the “Enversa Sellers”).  Mr. Blumberg is a member of the Company’s Board of Director as well as the former president of Internet University, Inc. and Mr. Pickren was the President of the Company.  On October 31, 2012, the Company settled the Tier 4 Junior Notes in their entirety via the conversion to shares of the Company’s common stock.  The outstanding principal balances on the notes themselves, as well as any outstanding accrued interest, were converted at the rate of $0.15/share.  Accordingly, the Tier 4 Junior Notes had no outstanding balances at December 31, 2013.  The Company recorded interest of $0 (unaudited), $0, $0 (unaudited), $69,726 and $161,999 on these notes during the nine month period ended September 30, 2014, the eight-month period ended December 31, 2013, the nine month period ended September 30, 2014, and the fiscal years ended April 30, 2013 and 2012, respectively.

As part of the February 23, 2009 Woodland Acquisition, the Company borrowed $1,900,000 from IU Investments LLC (the “Tier 3 Junior Note”).  IU Investments, LLC is an entity owned by the immediate family members of the Company’s Chief Executive Officer. The outstanding portion of this note along with its accrued interest was settled in its entirety on September 30, 2013.  Accordingly, the Tier 3 Junior Note had no outstanding balance at December 31, 2013. The Company recorded interest of $0 (unaudited), $26,105, $26,105 (unaudited), $57,992 and $55,073 on this facility during the during the nine month period ended September 30, 2014, the eight-month period ended December 31, 2013, the nine month period ended September 30, 2014, and the fiscal years ended April 30, 2013 and 2012, respectively.

On March 30, 2011, the Company entered into a subordinated $1,500,000 promissory note with IU Holdings, LP (“IUH”) (the “Tier 2 Junior Note”).  As additional consideration to induce the Tier 2 Junior Lender to enter into this Promissory Note, the Company issued the Tier 2 Junior Lender, 48,414,132 shares of CornerWorld Corporation common stock.  IUH is a partnership whose limited partners include the immediate family members of the Company’s Chief Executive Officer.  Steve Toback, the uncle of the Company’s Chief Executive Officer, served as the manager of IU Holdings, GP, LLC, which is the general partner of IUH. The outstanding portion of this note along with its accrued interest was settled in its entirety on September 30, 2013.  Accordingly, the Tier 2 Junior Note had no outstanding balance at December 31, 2013. The Company recorded interest expenses of $0 (unaudited), $73,006, $73,006 (unaudited), $162,314 and $160,521 on this facility during the nine month period ended September 30, 2014, the eight-month period ended December 31, 2013, the nine month period ended September 30, 2014, and the fiscal years ended April 30, 2013 and 2012, respectively.

On March 30, 2011, the Company entered into a subordinated $400,000 promissory note (the “Tier 5 Junior Note”) with Internet University (the “Tier 5 Junior Lender”).  As additional consideration to induce the Tier 5 Junior Lender to enter into this Promissory Note, the Company issued the Tier 5 Junior Lender, 12,910,435 shares of CornerWorld Corporation common stock. The outstanding portion of this note along with its accrued interest was settled in its entirety on September 30, 2013.  Accordingly, the Tier 5 Junior Note had no outstanding balance at December 31, 2013. The Company recorded interest expenses of $0 (unaudited), $1,342, $1,342 (unaudited), $19,639 and $37,027 on this facility during the nine month period ended September 30, 2014, the eight-month period ended December 31, 2013, the nine month period ended September 30, 2014, and the fiscal years ended April 30, 2013 and 2012, respectively.

On March 30, 2011, the Company entered into a subordinated $389,942 promissory note (the “Tier 7 Junior Note”) with Scott N. Beck, the Company’s Chief Executive Officer.  Principal under the Tier 7 Junior Note is payable in monthly installments of $12,746 until such point as the Tier 7 Junior Note matures on July 31, 2016.  The Company amended this note on October 31, 2013 such that principle payments were deferred until May 31, 2014, the interest rate was reduced to 6.25% and interest on the outstanding principal amount under the Tier 7 Junior Note is payable at the Company’s choosing.  As additional consideration to induce Mr. Beck to enter into this Promissory Note, the Company issued Mr. Beck 12,585,802 shares of CornerWorld Corporation Common stock.  The Tier 7 Junior Note consists primarily of prior accounts payable and accrued bonuses.  The Company recorded interest of $19,627 (unaudited), $24,186, $28,963 (unaudited), $36,685 and $34,631 on this facility during the nine month period ended September 30, 2014, the eight-month period ended December 31, 2013, the nine month period ended September 30, 2014, and the fiscal years ended April 30, 2013 and 2012, respectively.  The balance of this note totaled $338,958 at December 31, 2013.

Woodland Holdings Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

The Company is party to a lease agreement with 13101 Preston Road, LP pursuant to which it leases office space for its corporate headquarters.  The limited partners of 13101 Preston Road, LP are trusts created by the father of the Company’s Chief Executive Officer. The lease is for five years with minimum future rentals of $30,700 in the next fiscal year, followed by $31,900 and $13,500 in the final year.  The Company paid $22,500 (unaudited), $20,000, $42,500 (unaudited), $106,692 and $199,820 in rent during the nine month period ended September 30, 2014, eight-month period ended December 31, 2013, the nine month period ended September 30, 2013, and the fiscal years ended April 30, 2013 and 2012, respectively.  The Company also has a $20,000 deposit on the space for this lease.

The Company provides accounting, human resources and certain IT services to an entity controlled by the family of the Company’s Chief Executive Officer for $5,000 per month.  The Company received $45,000 (unaudited), $40,000, $45,000 (unaudited), $60,000 and $5,000 from this entity during the nine month period ended September 30, 2014, the eight-month period ended December 31, 2013, the nine month period ended September 30, 2014, and the fiscal years ended April 30, 2013 and 2012, respectively.

13. Income Taxes

The Company accounts for income taxes in accordance with ASC 740. Due to continued losses from operations, since the inception of the Company, no provision for income taxes has been made in these consolidated financial statements.  The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes consists of the following:

	Eight-month Period Ended December 31, 2013		Year Ended April 30, 2013
Federal statutory rate	34.00%		34.00%
Effect of:
Valuation allowance	(34.00%	)	(34.00%	)
Effective income tax rate	—%		—%

The Company’s income tax provision is summarized below:

	Eight-month Period Ended December 31, 2013	Year Ended April 30, 2013
Income tax expense (benefit):
Federal - current	$(534,014)	$(50,699)
Federal - deferred	1,415,119	(219,635)
Total	881,105	(270,334)
Less: valuation allowance	881,105	270,334
Total	$—	$—

We will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.  At December 31, 2013 we had no unrecognized tax benefits in income tax expense, and do not expect any for the year ended December 31, 2014.  Our income tax returns are no longer subject to Federal tax examinations by tax authorities for years before April 30, 2011.

Woodland Holdings Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

The components of the deferred tax asset are as follows:

	Eight-month Period Ended December 31, 2013	Year Ended April 30, 2013
Deferred tax assets:
Net operating loss carryforwards	$1,458,542	$864,042
Amortization	423,733	1,113,051
Merger & acquisition fees	—	465,076
Stock compensation expense	1,952,714	1,947,009
Other deferred tax assets	155,736	305,144
Other deferred tax liabilities	(10,645)	(23,497)
Total deferred tax assets	3,980,080	4,670,825
Valuation allowance	(3,980,080)	(4,670,825)
Net deferred tax assets	$—	$—

For the eight-month period ended December 31, 2013 and the year ended April 30, 2013 the cumulative deferred tax assets of $3,980,080 and $4,670,825 and respectively, are offset by a valuation allowance due to the uncertainty of the realization of the net operating loss carryforwards. The cumulative income tax loss carryforward, of $4,289,831, if not used, will expire in various years through 2034, and is severely restricted as per the Internal Revenue Code if there is a change in ownership.

14. Transition Period Comparative Data

The following tables present certain financial information as of and for the eight-month periods ended December 31, 2013 and 2012:

	December 31,
	2013	2012
		(unaudited)
Assets
Cash	$857,954	$1,415,260
Accounts receivable, net	119,904	305,428
Prepaid expenses and other current assets	152,317	99,305
Assets of discontinued operations held for sale	—	7,155,582
Property and equipment, net	19,486	83,582
Goodwill	—	554,986
Other assets	28,000	28,028
TOTAL ASSETS	$1,177,661	$9,642,171

Liabilities and Stockholders’ Equity Deficit
Accounts payable	$225,064	$1,057,439
Accrued expenses	347,967	696,137
Notes payable	—	16,316
Notes payable, related parties	338,958	321,643
Lease payable	13,087	23,163
Deferred revenue	70,322	73,424
Liabilities of discontinued operations held for sale	—	8,824,480
Total liabilities	995,398	11,012,602
Stockholders’ equity (deficit):	182,263	(1,370,431)
Total liabilities and stockholders’ equity (deficit)	$1,177,661	$9,642,171

Woodland Holdings Corporation

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

	Eight-month Period Ended December 31,
	2013	2012
		(unaudited)
Sales, net	$673,954	$1,508,517
Costs of goods sold	271,356	541,808
Gross profit	402,598	966,709

Operating expenses	860,143	2,142,644
Operating loss	(457,545)	(1,175,935)

Other income (expense), net	(285,332)	(143,021)
Income taxes	—	—
Loss from continuing operations	(742,877)	(1,318,956)
Income from discontinued operations, net of tax	538,568	1,058,424
Gain from disposal of discontinued operations, net of tax	2,788,543	—
Net income (loss)	$2,584,234	$(260,532)

Basic earnings (loss) per share from continuing operations	$0.00	$(0.01)
Basic earnings per share from discontinued operations	$0.02	$0.01
Basic earnings (loss) per share	$0.02	$0.00
Diluted earnings (loss) per share from continuing operations	$0.00	$(0.01)
Diluted earnings per share from discontinued operations	$0.02	$0.01
Diluted earnings (loss) per share	$0.02	$0.00

Basic weighted average number shares outstanding	157,070,847	150,802,973
Diluted weighted average number shares outstanding	163,204,253	150,802,973

15. Subsequent Events

On July 31, 2014, Chief Financial Officer V. Chase McCrea III’s employment contract expired and was not renewed. Mr. McCrea continues to be an at-will employee of the Company.

In August 2014, the Company settled the outstanding litigation with its former president Marc Pickren out of court for an undisclosed amount.  The settlement had previously been accrued and did not materially impact the Company’s financial position or results of operations.

On December 31, 2014, the Company did not make its regularly scheduled payment totaling $12,746 to Scott N. Beck, the Company’s Chief Executive Officer, which constituted an event of default under the Company’s lone senior secured note.  Mr. Beck did not call default but there can be no assurance that, as the Company’s  senior secured lender, he will not do so. It is anticipated that the Company will amend the note with Mr. Beck at some future point but there can be no assurance that we will be successful in amending the terms of Mr. Beck’s senior secured note.  Should we be unsuccessful in executing an amendment or an extension, Mr. Beck, as the senior secured lender, could move to seize the underlying collateral which would have a material adverse effect on the Company’s ability to continue as a going concern.